575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Peter J. Shea peter.shea@kattenlaw.com 212.940.6447 direct 212.894.5724 fax

March 10, 2011

VIA EDGAR

Securities and Exchange Commission Washington, D.C. 20549

FocusShares Trust Registration Nos.: 333-146327 and 811-22128 Post-Effective Amendment No. 21 to Registration on Form N-1A and Rule 497 Filing

Dear Ladies and Gentlemen:

On behalf of our client, FocusShares Trust (the “Trust”), we are filing this correspondence in response to Staff comments regarding Post-Effective Amendment No. 21 under the Securities Act of 1933 (the “Amendment”) and Amendment No. 22 under the Investment Company Act of 1940 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) concerning the exchange traded funds listed therein, which are each a series of the Trust (each, a “Fund” and, collectively, the “Funds”).  Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to oral comments delivered to me by Mr. Kieran Brown on March 9, 2011, we are responding supplementally below.  All disclosure responses will be contained in the Fund’s final prospectus and final statement of additional information (together, the “Final 497 Filing”) to be filed by the Trust pursuant to Rule 497 promulgated under the Securities Act of 1933.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission
March 10, 2011

As requested by the Staff, the average market capitalization of each Underlying Index as of the most recent practicable date will be provided in the Final 497 Filing.  Further, the “Other Directorships Held by Trustees” column of the table under the heading “Management—Trustees and Officers of the Trust” contained in the statement of additional information of the Final 497 Filing will list all such directorships held during the past five years.

Please be advised that a blacklined copy of the Final 497 Filing marked to show all changes made to the prospectus and statement of additional information contained in the Amendment will be sent to the Staff under separate cover in conjunction with the Final 497 Filing.

Please do not hesitate to contact me at (212) 940-6447 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses.

Very truly yours,

/s/ Peter J. Shea
Peter J. Shea

PJS/mb

cc:	Mr. Kieran Brown
Mr. Erik Liik
Mr. Brent C. Arvidson
Ms. Kathleen Moriarty
Mr. Gregory Xethalis